Exhibit 99.4

EXECUTION VERSION

JA SOLAR HOLDINGS CO., LTD.

PLACEMENT AGENCY AGREEMENT

August 13, 2013

Barclays Capital Inc.

745 Seventh Avenue

New York, New York 10019

Ladies and Gentlemen:

JA Solar Holdings Co., Ltd., a company organized under the laws of the Cayman Islands (the “Company”), proposes, subject to the terms and conditions stated herein, to issue and sell (i) certain number of American Depositary Shares (the “ADSs”), each representing five ordinary shares (the “Ordinary Shares”), $0.0001 par value per share, of the Company (the “Purchased ADSs”), (ii) a warrant (the “Series A-1 Warrant”) to initially acquire up to certain amount of Ordinary Shares evidenced by ADSs (the “Series A-1 Warrant Shares”), (iii) a warrant (the “Series A-2 Warrant”) to initially acquire up to certain amount of Ordinary Shares evidenced by ADSs (the “Series A-2 Warrant Shares”), (iv) a warrant (the “Series A-3 Warrant”) to initially acquire up to certain amount of Ordinary Shares evidenced by ADSs (the “Series A-3 Warrant Shares” and, together with Series A-1 Warrant and Series A-2 Warrant, “Series A Warrants”), and (v) a warrant (the “Series B Warrant,” together with Series A Warrants, the “Warrants”) to initially acquire up to certain amount of Ordinary Shares evidenced by ADSs (the “Series B Warrant Shares”), to an investor (the “Investor”) pursuant to a Securities Purchase Agreement dated August 13, 2013 between the Company and the Investor. The Company desires to engage Barclays Capital Inc. (the “Placement Agent”) in connection with such issuance and sale.  The ADSs and the American Depositary Receipts (the “ADRs”) evidencing the ADSs are to be issued pursuant to a deposit agreement dated as of February 6, 2007 among the Company, The Bank of New York Mellon, as depositary (the “Depositary”) and all owners and beneficial owners from time to time of the ADSs issued thereunder.  The ADSs representing the Series A-1 Warrant Shares, Series A-2 Warrant Shares, Series A-3 Warrant Shares and Series B Warrant Shares are collectively referred to herein as the “Warrant Share ADSs” and the Purchased ADSs and the Warrant Share ADSs are collectively referred to herein as the “ADS Securities”.  The Purchased ADSs, Warrants and Warrant Share ADSs are collectively referred to herein as the “Securities,” which are more fully described in the Registration Statement (as herein defined).  As used in this Agreement:

(i)                                     “ADS Registration Statement” means the registration statement on Form F-6 relating to the ADSs, as amended at the time it became effective;

(ii)                                  “Base Prospectus” means the prospectus, dated June 28, 2013, forming a part of the Basic Registration Statement;

(iii)                               “Effective Date” means the date and time as of which such registration statement, or the most recent post-effective amendment thereto, if any, was declared effective by the Commission;

(iv)                              “Issuer Free Writing Prospectus” means each “free writing prospectus” (as defined in Rule 405 of the rules and regulations (the “Rules and Regulations”) of the Securities and Exchange Commission (the “Commission”)) prepared by or on behalf of the Company or used or referred to by the Company in connection with the offering of the Purchased ADSs and Warrants (the “Purchased Securities”);

(v)                                 “Prospectus” means the Base Prospectus together with the Prospectus Supplement and any documents incorporated by reference therein;

(vi)                              “Prospectus Supplement” means the prospectus supplement, dated August 12, 2013, relating to the offering of the Securities in the form filed with the Commission pursuant to Rule 424(b) of the Rules and Regulations; and

(vii)                           “Registration Statement” means such registration statement on Form F-3 (Registration No. 333-188895), relating to the Securities, as amended, as of the Effective Date, including any Prospectus and all exhibits and information deemed to be part of the registration statement.

Any reference to the Prospectus shall be deemed to refer to and include any documents incorporated by reference therein pursuant to Form F-3 under the Securities Act as of the date of the Prospectus.  Any reference to any amendment or supplement to the Prospectus shall be deemed to refer to and include any document filed under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), after the date of the Prospectus and before the date of such amendment or supplement and incorporated by reference in the Prospectus; and any reference to any amendment to the Registration Statement shall be deemed to include any annual report of the Company on Form 20-F filed with the Commission pursuant to Section 13(a) or 15(d) of the Exchange Act after the Effective Date and before the date of such amendment that is incorporated by reference in the Registration Statement.

1.   Representations, Warranties and Agreements of the Company. The Company represents, warrants and agrees that:

(a)                                 Copies of the Registration Statement and any amendment thereto have been delivered by the Company to the Placement Agent.

(b)                                 Each part of the Registration Statement or the ADS Registration Statement, when such part became effective, did not contain, and each such part, as amended or supplemented, if applicable, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, the Registration Statement or the ADS Registration Statement as of the date hereof does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, the Registration Statement, the ADS Registration Statement and the Prospectus comply, and as amended or supplemented, if applicable, will comply in all material respects with the Securities Act and the applicable rules and regulations of the Commission thereunder, the Prospectus does not, at the date of the Prospectus Supplement and the Closing Date (as defined in Section 3), as then amended or supplemented by the Company, if applicable, will not, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, except that the representations and warranties set forth in this paragraph do not apply to statements or omissions in the Registration Statement or the Prospectus in the paragraph relating to the Placement Agent’s fees and reimbursement of expenses appearing under the caption “Plan of Distribution,” which constitutes the only information concerning the Placement Agent furnished to the Company in writing by or on behalf of the Placement Agent expressly for use therein (the “Placement Agent’s Information”).

(c)                                  The Company is not an “ineligible issuer” in connection with the offering pursuant to Rules 164, 405 and 433 under the Securities Act.  Any free writing prospectus that the Company is required to file pursuant to Rule 433(d) under the Securities Act has been, or will be, filed with the Commission in accordance with the requirements of the Securities Act and the applicable rules and regulations of the Commission thereunder.  Each free writing prospectus that the Company has filed, or is required to file, pursuant to Rule 433(d) under the Securities Act or that was prepared by or behalf of or used or referred to by the Company complies or will comply in all material respects with the requirements of the Securities Act and the applicable rules and regulations of the Commission thereunder.

(d)                                 Each of this Agreement and the Deposit Agreement has been duly authorized, executed and delivered by the Company, and the Deposit Agreement constitutes a valid, binding and enforceable agreement of the Company, except that the rights to indemnity and contribution may be limited by federal or state securities law, and such enforceability may be limited by applicable bankruptcy, insolvency, moratorium and other similar laws affecting the rights of creditors generally and the application of general equitable principles. The registered holders of the ADSs have the rights specified in the Deposit Agreement.

(e)                                  The authorized capital stock of the Company conforms as to legal matters to the description thereof contained in the Prospectus.  None of the outstanding shares of capital stock of the Company was issued in violation of the preemptive or other similar rights of any security holder of the Company.  There are no outstanding securities convertible into or exchangeable for, or warrants, rights or options to purchase from the Company, or obligations of the Company to issue, Ordinary Shares or any other class of capital stock of the Company except as set forth in the Prospectus.

(f)                                   The Ordinary Shares outstanding prior to the issuance of the Purchased Securities have been duly authorized and are validly issued, fully paid and non-assessable.

(g)                                  The execution and delivery by the Company of, and the performance by the Company of its obligations under, this Agreement and the Deposit Agreement do not and will not contravene (i) any provision of applicable law or the memorandum of association, articles of association or other constitutive documents of the Company, (ii) any agreement or other instrument binding upon the Company or any of its subsidiaries that is material to the Company and its subsidiaries, taken as a whole, or (iii) any judgment, order or decree of any governmental body, agency or court having jurisdiction over the Company or any subsidiary, except, in the case of (ii) and (iii), as would not reasonably be expected to result in a Material Adverse Effect (defined below) and no consent, approval, authorization or order of, or qualification with, any governmental body or agency is required for the performance by the Company of its obligations under this Agreement and the Deposit Agreement or the offering of the Purchased Securities as contemplated by the Prospectus, except such as may be required by the securities or Blue Sky laws of the various states of the United States of America or by the securities laws of other applicable jurisdictions in connection with the offer and sale of the Purchased Securities.

(h)                                 There has not occurred any material adverse change, or any development involving a prospective material adverse change, in the condition, financial or otherwise, or in the earnings, business or operations of the Company and its subsidiaries, taken as a whole, from that set forth in the Prospectus.

(i)                                     The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act.

(j)                                    The Company and each of its subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles in the United States (“U.S. GAAP”) and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences, and (v) the Company has made and kept books, records and accounts which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets of such entity.

(k)                                 Except for any issuer free writing prospectus dated on or prior to July 23, 2013 setting forth the preliminary terms of the Purchased Securities (the “Preliminary Terms Free Writing Prospectus”), the Company has not distributed and, prior to the later to occur of the Closing Date and completion of the distribution of the Securities, will not distribute any offering material in connection with the offering and sale of the

Securities other than the Prospectus, or any Issuer Free Writing Prospectus to which the Placement Agent have consented in accordance with Section 1(c) or Section 4(a)(vi).

(l)                                     Except as disclosed in the Prospectus, no person has the right to act as a placement agent or as a financial advisor to the Company in connection with the offer and sale of the Purchased Securities.

(m)                             There are no contracts, agreements or understandings to which the Company or any of its subsidiaries is a party that would give rise to a valid claim against the Company, any of its subsidiaries or the Placement Agent for any finder’s or broker’s fee or agent’s commission or other like payment.

(n)                                 Except as described in the Registration Statement and the Prospectus, neither the Company nor any of its subsidiaries has entered into any memorandum of understanding, letter of intent, definitive agreement or any similar agreements with respect to a material merger or consolidation or a material acquisition or disposition of assets, technologies, business units or businesses.

(o)                                 Subsequent to the respective dates as of which information is given in each of the Registration Statement and the Prospectus, (i) the Company and its subsidiaries have not incurred any material liability or obligation, direct or contingent, nor entered into any material transaction, (ii) the Company has not purchased any of its outstanding capital stock, nor declared, paid or otherwise made any dividend or distribution of any kind on its capital stock other than ordinary and customary dividends; and (iii) there has not been any material change in the capital stock or long-term debt of the Company and its subsidiaries, except in each case as described in each of the Registration Statement and the Prospectus, respectively.

(p)                                 Each of the Company and its subsidiaries has all necessary licenses, consents, authorizations, approvals, orders, certificates and permits of and from, and has made all necessary declarations and filings with, all governmental agencies to own, lease, license and use its properties, assets and conduct its business in the manner described in the Prospectus, and such licenses, consents, authorizations, approvals, orders, certificates or permits contain no material restrictions or conditions not described in the Prospectus; and except as described in the Prospectus, neither the Company nor any of its subsidiaries has a reasonable basis to believe that any regulatory body is considering modifying, suspending or revoking any such licenses, consents, authorizations, approvals, orders, certificates or permits, and the Company and its subsidiaries are in compliance with the provisions of all such licenses, consents, authorizations, approvals, orders, certificates or permits, except where any non-compliance would not, individually or in the aggregate, have any material adverse change, or any development involving a prospective material adverse change, in the condition, financial or otherwise, or in the earnings, business or operations of the Company and its subsidiaries, taken as a whole (the “Material Adverse Effect”).

(q)                                 Except as described in the Prospectus, all dividends and other distributions declared and payable on the capital stock of the Company may under the current laws and regulations of the Cayman Islands and the People’s Republic of China (the “PRC”) be paid to the Depositary or the holders of the ADSs without the necessity of obtaining any consents, approvals, authorizations, orders, registrations, clearances or qualifications of or with any court or governmental agency or body of any stock exchange authorities having jurisdiction over the Company or any of its subsidiaries or any of their respective properties (hereinafter referred to as “Governmental Authorization”) in the Cayman Islands or the PRC; except as described in the Prospectus, all such dividends and other distributions will not be subject to withholding or other taxes under the laws and regulations of the Cayman Islands or the PRC and are otherwise free and clear of any other tax, withholding or deduction in the Cayman Islands or the PRC.

(r)                                    None of the Company, any of its subsidiaries, their respective directors or officers, nor, to the best knowledge of the Company, any agent, employee or Affiliate of the Company or any of its subsidiaries is currently an individual or entity (“Person”) that (i) is, or is owned or controlled by a Person that is, currently the subject to any sanctions administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”), the U.S. Department of State, Her Majesty’s Treasury, the Council or Commission of the European Union, or the United Nations Security Council (“UNSC”) or a Sanctions Committee acting for the UNSC, including, but not limited to, sanctions issued under the authority of the U.S. Trading with the Enemy Act (as amended), the U.S. International Emergency Economic Powers Act (as amended), the Syria Accountability and Lebanese Sovereignty Act (as amended), the Comprehensive Iran Sanctions, Accountability, and Divestment Act (as amended) or any executive order, directive, or regulation pursuant to the authority of any of the foregoing or any of the regulations of the OFAC (as codified in 31 CFR, Subtitle B, Chapter V, as amended) or any enabling legislation or executive order relating to or adopted pursuant to any thereof, or any successor thereto (the “Sanctions Laws”) , (ii) is located, organized or resident in a country or territory that is the subject of Sanctions Laws or (iii) is currently listed on OFAC’s list of Specially Designated Nationals and Blocked Persons or is otherwise the subject of any sanctions under any of the Sanctions Laws.  The Company (1) shall not use, and shall cause each of its subsidiaries and its Affiliates not to use, directly or indirectly, the proceeds from the sale of the Securities, for any purpose or activity that would cause any U.S. person participating in the offering, including, without limitation, the Placement Agent and their respective advisors, to be in violation of any sanctions administered by the Sanctions Laws and (2) shall not use, and shall cause each of its subsidiaries and Affiliates not to use, directly or indirectly, the proceeds from the sale of any Securities, directly or indirectly, or lend, contribute, or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to the Sanctions Laws.

(s)                                   All dividends and other distributions declared and payable on the capital stock of JA Development Co., Ltd., Silver Age Holdings Limited, JA Solar International Co., Limited and JA Solar Hong Kong Limited may under the current laws and regulations of the British Virgin Islands (the “BVI”) and Hong Kong be paid to the Company without the necessity of obtaining any Governmental Authorization in the BVI, Hong Kong or the PRC; except as described in the Prospectus, all such dividends and other distributions will not be subject to withholding or other taxes under the laws and regulations of the BVI, Hong Kong or the PRC and are otherwise free and clear of any other tax, withholding or deduction in the BVI, Hong Kong or the PRC.

(t)                                    Neither the Company nor any of its subsidiaries has sent or received any communication regarding early termination of any of the contracts or agreements referred to or described in the Prospectus, and no such early termination has been threatened by the Company or any of its subsidiaries or any other party to any such contract or agreement except as would not reasonably be expected to have a Material Adverse Effect.

(u)                                 The American Depositary Shares are listed on the NASDAQ Global Select Market (the “NASDAQ”) under the symbol “JASO.”

(v)                                 PricewaterhouseCoopers, who have audited certain financial statements of the Company and its subsidiaries, are the independent public accountants of the Company as required by the Securities Act and the rules and regulations of the Commission thereunder and are independent in accordance with the requirements of the United States Public Company Accounting Oversight Board.

(w)                               The consolidated financial statements, included or incorporated by reference in the Registration Statement and the Prospectus together with the related notes and schedules thereto, present fairly in all material respects the financial position of each of the Company and its subsidiaries as at the dates indicated and the results of operations and statement of changes in financial position of the Company and its subsidiaries for the periods specified; such financial statements have been prepared in conformity with U.S. GAAP applied on a consistent basis during the periods involved.  The selected financial data set forth in the Prospectus fairly present, on the basis stated in the Prospectus, the information included therein.

(x)                                 The section entitled “Recent Developments” in the Prospectus accurately and fully describes: (i) all material trends, demands, commitments, events, uncertainties and risks, and the potential effects thereof, that the Company believes would materially affect its liquidity and are reasonably likely to occur; and (ii) all off-balance sheet transactions, arrangements and obligations, including, without limitation, relationships with unconsolidated entities, that are contractually limited to narrow activities that facilitate the transfer of or access to assets by the Company or any of its subsidiaries, such as structured finance entities and special purpose entities that are reasonably likely to have a material effect on the liquidity of the Company or any of its subsidiaries or the availability thereof or the requirements of the Company or any of its subsidiaries for capital resources.

(y)                                 Except as set forth in the Prospectus, since the date of the latest financial statements included in the Prospectus, neither of the Company nor any of its subsidiaries has: (i) entered into or assumed any contract, (ii) incurred or agreed to incur any liability (including any contingent liability) or other obligation, (iii) assumed or acquired or agreed to assume or acquire any liabilities (including contingent liabilities), that would, in any of clauses (i) through (iii) above, be material to the Company and its subsidiaries and that are not otherwise described in the Prospectus.

(z)                                  The statements set forth in the Registration Statement and the Prospectus under the captions “Description of Our Share Capital” and “Description of Our American Depositary Shares” insofar as they purport to constitute a summary of the terms of the Ordinary Shares and the American Depositary Shares, and under the captions “Enforceability of Civil Liabilities,” “Taxation” and “Plan of Distribution,” insofar as they purport to describe the provisions of the laws and documents referred to therein, are accurate, complete and fair in all material respects.

(aa)                          All statistical or market-related data included in the Registration Statement and the Prospectus, if any, are based on or derived from sources that the Company reasonably believes to be reliable and accurate, and the Company has obtained the written consent to the use of such data from such sources to the extent required.

(bb)                          No holder of any of the Securities (other than PRC residents) after the consummation of the transactions contemplated by this Agreement, is or will be subject to any personal liability in respect of any liability of the Company by virtue only of its holding of any such Securities; and except as set forth in the Prospectus, there are no limitations on the rights of holders of the Securities to hold, vote or transfer their Securities.

(cc)                            Except as otherwise described in the Registration Statement and the Prospectus, all amounts payable by the Company in respect of the Purchased Securities (including but not limited to the fees payable to the Placement Agent), shall be made free and clear of and without deduction for or on account of any taxes imposed, assessed or levied by the Cayman Islands, or any authority thereof or therein (except income taxes imposed by the Cayman Islands on payments hereunder to the Placement Agent whose net income is subject to tax by the Cayman Islands or withholding, if any, in the ordinary course of such Placement Agent’s business) nor are any taxes imposed in the Cayman Islands on, or by virtue of the execution or delivery of, such documents, save and except that stamp duty may be payable if such documents are executed in or brought within the jurisdiction of the Cayman Islands.

(dd)                          The application of the net proceeds from the offering of the Purchased Securities, as described in the Prospectus, will not contravene any provision of any current and applicable laws or the current constitutive documents of the Company or any of its subsidiaries or contravene the terms or provisions of, or constitute a default under, any indenture, mortgage, deed of trust, loan agreement, note, lease or other agreement or instrument currently binding upon the Company or any of its subsidiaries or any Governmental Authorization applicable to any of the Company or any of its subsidiaries except as would not reasonably be expected to have a Material Adverse Effect.

(ee)                            Neither the Company nor any of its subsidiaries has taken, nor will it take any action which is designed to or which has constituted, under the Exchange Act or otherwise, stabilization or manipulation of the price of any security of the Company in connection with the offering of the Purchased Securities.

(ff)                              The choice of the laws of the State of New York as the governing law of this Agreement and the Deposit Agreement is a valid choice of law and would be recognized and given effect to in any action brought before a court of competent jurisdiction in the Cayman Islands, except for those laws (i) which such court considers to be procedural in nature, (ii) which are revenue or penal laws or (iii) the application of which would be inconsistent with public policy, as such term is interpreted under the laws of the Cayman Islands. The choice of laws of the State of New York as the governing law of this Agreement and the Deposit Agreement will be honored by competent courts in the Cayman Islands and the People’s Republic of China, subject to compliance with relevant PRC civil procedural requirements. The Company has the power to submit, and pursuant to Section 15 of this Agreement, has legally, validly, effectively and irrevocably submitted, to the non-exclusive jurisdiction of any New York State or United States Federal court sitting in the Borough of Manhattan, The City of New York (each, a “New York Court”), and has the power to designate, appoint and empower, and pursuant to Section 15 of this Agreement, has legally, validly and effectively designated, appointed and empowered an agent for service of process in any suit or proceeding based on or arising under this Agreement in any New York Court.

(gg)                            The issuance and sale of the Securities, the quotation and trading of the ADS Securities on the NASDAQ or the consummation of the transactions contemplated by this Agreement is not and will not be, as of the date hereof or as of each Closing Date, adversely affected by the Rules on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “PRC M&A Rules”) or any official clarifications, guidance, interpretations or implementation rules in connection with or related to the PRC M&A Rules.

(hh)                          Each of the Company and its subsidiaries that were incorporated outside of the PRC has taken, or is in the process of taking, all reasonable steps to comply with, and to ensure compliance by each of its shareholders, option holders, directors, officers, employees and directed share participants of the Company’s initial public offering that is, or is directly or indirectly owned or controlled by, a PRC resident or citizen with any applicable rules and regulations of the relevant PRC government agencies relating to overseas investment by PRC residents and citizens or overseas listing by offshore special purpose vehicles controlled directly or indirectly by PRC individuals, such as the Company (the “PRC Overseas Investment and Listing Regulations”), including, without limitation, requesting each shareholder, option holder, director, officer, employees and directed shares participant of the Company’s initial public offering that is, or is directly or indirectly owned or controlled by, a PRC resident or citizen to complete any registration and other procedures required under applicable PRC Overseas Investment and Listing Regulations.

(ii)                                  This Agreement and the Deposit Agreement are in proper legal form under the laws of the Cayman Islands for the enforcement thereof in the Cayman Islands against the Company. It is not necessary or desirable to ensure the enforceability and admissibility in evidence (subject to filings in the ordinary course of court proceedings) in the Cayman Islands of this Agreement and the Deposit Agreement that they be registered in any register kept by, or filed with, any governmental authority or regulatory body in the Cayman Islands.  There is no stamp, registration or similar tax or duty to be paid on or in relation to any of the Deposit Agreement and this Agreement provided that they are executed and remain outside the Cayman Islands.  If it becomes necessary to bring the Deposit Agreement and this Agreement into the Cayman Islands for enforcement or otherwise, nominal stamp duty will be payable on all such documents.  In the case of any of the Deposit Agreement and this Agreement creating security over movable property situated in the Cayman Islands granted by an exempted company, an ordinary non-resident company or a foreign company, or over shares in an exempted company or an ordinary non-resident company, stamp duty will be payable on an ad valorem basis to a maximum of CI$500.00 (US$600.00).  Apart from the payment of stamp duty, there are no acts, conditions or things required by the laws and regulations of the Cayman Islands to be done, fulfilled or performed in order to make any of the Deposit Agreement and this Agreement admissible in evidence (subject to filings in the ordinary course of court proceedings) in the Cayman Islands.

(jj)                                The representations and warranties given by the Company in the Securities Purchase Agreement are true and accurate.

Any certificate signed by any officer of the Company and delivered to the Placement Agent or counsel for the Placement Agent in connection with the offering of the Purchased Securities shall be deemed a representation and warranty by the Company, as to matters covered thereby, to the Placement Agent.

2.   Placement of the Securities by the Placement Agent. On the basis of the representations and warranties and agreements of the Company contained in, and subject to the terms and conditions of, this Agreement, the Placement Agent agrees to act as the Company’s placement agent in connection with the issuance and sale, on a best efforts basis, by the Company of the Securities to the Investor.

(a)                                 Within two Business Days of the occurrence of the Closing (as hereinafter defined), the Company shall pay to the Placement Agent US$1.68 million.

(b)                                 Within two Business Days after the earlier of (i) the date that the Series A-1 Warrant has been exercised in full and (ii) the expiration date of the Series A-1 Warrant, the Company shall pay the Placement Agent an amount equal to (the amount actually funded by the Investor in connection with the exercise of the Series A-1 Warrant for cash – US$8,000,000)*3.5%, provided that in no event shall the Company be obliged to pay more than US$16,000,000*3.5%.  In the case of a cashless exercise, the amount actually funded by the Investor would be calculated as if such warrant were exercised for cash.  For the avoidance of doubt, if the amount funded by the Investor in a cash or cashless exercise is less than US$8,000,000, the Placement Agent will not receive any fee.

(c)                                  Within two Business Days after the earlier of (i) the date that the Series A-2 Warrant has been exercised in full and (ii) the expiration date of the Series A-2 Warrant, the Company shall pay the Placement Agent an amount equal to (the amount actually funded by the Investor in connection with the exercise of the Series A-2 Warrant for cash — US$8,000,000)*3.5%, provided that in no event shall the Company be obliged to pay more than US$16,000,000*3.5%.  In the case of a cashless exercise, the amount actually funded by the Investor would be calculated as if such warrant were exercised for cash.  For the avoidance of doubt, if the amount funded by the Investor in a cash or cashless exercise is less than US$8,000,000, the Placement Agent will not receive any fee.

(d)                                 Within two Business Days after the earlier of (i) the date that the Series A-3 Warrant has been exercised in full and (ii) the expiration date of the Series A-3 Warrant, the Company shall pay the Placement Agent an amount equal to (the amount actually funded by the Investor in connection with the exercise of the Series A-3 Warrant for cash — US$8,000,000)*3.5%, provided that in no event shall the Company be obliged to pay more than US$16,000,000*3.5%.   In the case of a cashless exercise, the amount actually funded by the Investor would be calculated as if such warrant were exercised for cash.  For the avoidance of doubt, if the amount funded by the Investor in a cash or cashless exercise is less than US$8,000,000, the Placement Agent will not receive any fee.

(e)                                  Within two Business Days after the earlier of (x) the date that the Series B Warrant has been exercised in full and (y) first anniversary of the date the Series B Warrant becomes exercisable, the Company shall pay to the Placement Agent 1.75% of the gross proceeds received from any exercise of the Series B Warrant during such period (in the case of a cashless exercise, the gross proceeds will be calculated as if such warrant were exercised for cash) (the “First Series B Payment Date”) and (ii) within two Business Days after the earlier of (x) the date that any amount outstanding under the Series B Warrant subsequent to the First Series B Payment Date has been exercised in full and (y) the expiration date of the Series B Warrant, the Company shall pay the Placement Agent 1.75% of the gross proceeds received from any exercise of the Series B Warrant subsequent to the First Series B Payment Date (in the case of a cashless exercise, the gross proceeds will be calculated as if such warrant were exercised for cash).

3.   Delivery of and Payment for the Purchased Securities.  The closing of the sale of the Purchased Securities to the Investor (the “Closing”) shall take place on the date (the “Closing Date”) and in the manner as specified in the Securities Purchase Agreement.

4.   Further Agreements of the Company and the Placement Agent.  (a) The Company agrees:

(i)                                     To prepare the Prospectus in a form approved by the Placement Agent and to file such Prospectus pursuant to Rule 424(b) under the Securities Act not later than the Commission’s close of business on the second business day following the execution and delivery of this Agreement; to make no further amendment or any supplement to the Registration Statement or the Prospectus prior to the Closing Date except as provided herein; to advise the Placement Agent, promptly after it receives notice thereof, of the time when any amendment or supplement to the Registration Statement or the Prospectus has been filed and to furnish the Placement Agent with copies thereof; to advise the

Placement Agent, promptly after it receives notice thereof, of the issuance by the Commission of any stop order or of any order preventing or suspending the use of the Prospectus or any Issuer Free Writing Prospectus, of the suspension of the qualification of the Securities for offering or sale in any jurisdiction, of the initiation or threatening of any proceeding or examination for any such purpose or of any request by the Commission for the amending or supplementing of the Registration Statement, the Prospectus or any Issuer Free Writing Prospectus or for additional information; and, in the event of the issuance of any stop order or of any order preventing or suspending the use of the Prospectus or any Issuer Free Writing Prospectus or suspending any such qualification, to use promptly its best efforts to obtain its withdrawal;

(ii)                                  To furnish promptly to the Placement Agent and to counsel for the Placement Agent, without charge, a signed copy of the Registration Statement as originally filed with the Commission, and each amendment thereto filed with the Commission, including all consents and exhibits filed therewith;

(iii)                               To deliver promptly to the Placement Agent, without charge, such number of the following documents as the Placement Agent shall reasonably request:  (A) conformed copies of the Registration Statement as originally filed with the Commission and each amendment thereto (in each case excluding exhibits other than this Agreement and the computation of per share earnings), (B) the Prospectus and any amended or supplemented Prospectus, (C) each Issuer Free Writing Prospectus and (D) any document incorporated by reference in the Prospectus; and, if the delivery of a prospectus is required at any time after the date hereof in connection with the offering or sale of the Purchased Securities or any other securities relating thereto and if at such time any events shall have occurred as a result of which the Prospectus as then amended or supplemented would include an untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made when such Prospectus is delivered, not misleading, or, if for any other reason it shall be necessary to amend or supplement the Prospectus in order to comply with the Securities Act, to notify the Placement Agent and, to file such document and to prepare and furnish without charge to the Placement Agent as many copies as the Placement Agent may from time to time reasonably request of an amended or supplemented Prospectus that will correct such statement or omission or effect such compliance;

(iv)                              To file promptly with the Commission any amendment or supplement to the Registration Statement or the Prospectus that may, in the reasonable judgment of the Company or the Placement Agent, be required by the Securities Act or requested by the Commission;

(v)                                 Prior to filing with the Commission on or before the Closing Date any amendment or supplement to the Registration Statement or the Prospectus, any document incorporated by reference in the Prospectus or any amendment to any document incorporated by reference in the Prospectus, to furnish a copy thereof to the Placement Agent and counsel for the Placement Agent and to not file any amendment or supplement to which the Placement Agent reasonably objects.

(vi)                              Not to make any offer relating to the Purchased Securities that would constitute an Issuer Free Writing Prospectus without the prior written consent of the Placement Agent except for the Preliminary Terms Free Writing Prospectus.

(vii)                           To retain in accordance with the Rules and Regulations all Issuer Free Writing Prospectuses not required to be filed pursuant to the Rules and Regulations; and if at any time after the date hereof any events shall have occurred as a result of which any Issuer Free Writing Prospectus, as then amended or supplemented, would conflict with the information in the Registration Statement, the Prospectus or would include an untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, or, if for any other reason it shall be necessary to amend or supplement any Issuer Free Writing Prospectus, to notify the Placement Agent and, upon its request, to file such document and to prepare and furnish without charge to the Placement Agent as many copies as the Placement Agent may from time to time reasonably request of an amended or supplemented Issuer Free Writing Prospectus that will correct such conflict, statement or omission or effect such compliance;

(viii)                        To make generally available to the Company’s security holders and to the Placement Agent as soon as practicable an earnings statement of the Company and its subsidiaries covering a period of at least twelve months beginning with the first fiscal quarter of the Company occurring after the date of this Agreement that satisfies the provisions of Section 11(a) of the Securities Act and the rules and regulations of the Commission thereunder;

(ix)                              Promptly from time to time to take such action as the Placement Agent may reasonably request to qualify the Securities for offering and sale under the securities laws of such jurisdictions as the Placement Agent may request and to comply with such laws so as to permit the continuance of sales and dealings therein in such jurisdictions for as long as may be necessary to complete the distribution of the Securities; provided that in connection therewith the Company shall not be required to (i) file a general consent to service of process in any such jurisdiction or (ii) subject itself to taxation in any jurisdiction in which it would not otherwise be subject;

(x)                                 Use its best efforts to effect and maintain the listing of the ADSs on the NASDAQ; and

(xi)                              To apply the net proceeds from the sale of the Purchased Securities being sold by the Company as set forth in the Prospectus.

(b)                                 Each Placement Agent agrees that it shall not include any “issuer information” (as defined in Rule 433) in any “free writing prospectus” (as defined in Rule 405) used or referred to by such Placement Agent without the prior written consent of the Company (any such issuer information with respect to whose use the Company has given its written consent, “Permitted Issuer Information”); provided that (i) no such consent shall be required with respect to any such issuer information contained in any document filed by the Company with the Commission prior to the use of such free writing prospectus and (ii) “issuer information,” as used in this Section 4(b), shall not be deemed to include information prepared by or on behalf of a Placement Agent on the basis of or derived from issuer information.

5.   Expenses.  The Company agrees, whether or not the transactions contemplated in this Agreement are consummated or this Agreement is terminated, to pay or cause to be paid all expenses incident to the performance of its obligations under this Agreement, including: (i) the fees, disbursements and expenses of the Company’s counsel and the Company’s accountants in connection with the registration and delivery of the Purchased Securities under the Securities Act and all other fees or expenses in connection with the preparation and filing of the Registration Statement, the Prospectus, any free writing prospectus prepared by or on behalf of, used by, or referred to by the Company and amendments and supplements to any of the foregoing, including the filing fees payable to the Commission relating to the Securities (within the time required by Rule 456 (b)(1), if applicable), (ii) all costs and expenses related to the transfer and delivery of the Securities to the Investor, including any transfer or other taxes payable thereon, (iii) the cost of printing or producing any Blue Sky or legal investment memorandum in connection with the offer and sale of the Securities under state securities laws and all expenses in connection with the qualification of the Securities for offer and sale under state securities laws, including filing fees and the reasonable fees and disbursements of counsel to the Placement Agent incurred in connection with such qualification and in connection with the Blue Sky or legal investment memorandum, (iv) all costs and expenses incident to listing the Securities on the Nasdaq Global Select Market, (v) the costs and charges of any transfer agent, registrar or depositary, (vi) the reasonable costs and expenses of the Placement Agent in connection with the transactions contemplated hereby (including any fees, disbursements and expenses incurred by the legal counsel of the Placement Agent in connection with the transactions contemplated hereby), provided that if the transactions contemplated in this Agreement are not consummated or this Agreement is terminated, the Company shall not be obligated to reimburse any such expenses in excess of US$100,000 without the Company’s prior written consent and if the transactions contemplated in this Agreement are consummated, the Company shall not be obligated to reimburse any such expenses in excess of US$150,000 without the Company’s prior written consent, and (vii) all other costs and expenses incident to the performance of the obligations of the Company hereunder for which provision is not otherwise made in this Section; provided that regardless of whether a transaction is successful such agreement on reimbursable expense shall in no way affect the Company’s obligations under Section 7.  All amounts payable to the Placement Agent hereunder shall be paid free and clear of all deductions or withholdings unless the deduction or withholding is required by law, in which event the Company shall pay such additional amounts as shall be necessary to ensure that the net amount received by the Placement Agent will equal the full amount that would otherwise have been received by the Placement Agent had no such deduction or withholding been made.

6.   Conditions of Placement Agent’s Obligations. The respective obligations of the Placement Agent hereunder are subject to the accuracy, when made and on the Closing Date, of the representations and warranties of the Company contained herein, to the performance by the Company of its obligations hereunder, and to each of the following additional terms and conditions.

(a)         Subsequent to the execution and delivery of this Agreement and prior to the Closing Date, there shall not have occurred any change, or any development involving a prospective change, in the condition, financial or otherwise, or in the earnings, business or operations of the Company and its subsidiaries, taken as a whole, from that set forth in the Prospectus that, in the sole judgment of the Placement Agent, is material and adverse and that makes it, in the sole judgment of the Placement Agent, impracticable to proceed with the completion of the sale of and payment for the Securities on the terms and in the manner contemplated in the Prospectus.

(b)         The Placement Agent shall have received on the Closing Date a certificate, dated the Closing Date, and signed by an executive officer of the Company, to the effect set forth in Section 6(a) above and to the effect that the representations and warranties of the Company contained in this Agreement are true and correct as of the Closing Date and that the Company has complied with all of the agreements and satisfied in all material respects all of the conditions on its part to be performed or satisfied hereunder on or before the Closing Date.

The officer signing and delivering such certificate may rely upon the best of his or her knowledge as to proceedings threatened.

(c)          The Deposit Agreement shall remain in full force and effect.  The Company and the Depositary shall have taken all action necessary to permit the deposit of the Purchased Securities and the issuance of the ADS Securities corresponding to the Purchased Securities in accordance with the Deposit Agreement.

(d)         On the Closing Date, the Depositary shall have furnished or caused to be furnished to the Placement Agent a certificate satisfactory to the Placement Agent of one of its authorized officers with respect to the deposit with it of the ADSs against issuance of the ADRs evidencing the ADSs, the execution, issuance, countersignature and delivery of the ADRs evidencing the ADSs pursuant to the Deposit Agreement and such other matters related hereto as the Placement Agent may reasonably request.

(e)          All corporate proceedings and other legal matters incident to the authorization, form and validity of this Agreement, the Purchased Securities, the Registration Statement, the Prospectus and any Issuer Free Writing Prospectus, and all other legal matters relating to this Agreement and the transactions contemplated hereby shall be reasonably satisfactory in all material respects to counsel for the Placement Agent, and the Company shall have furnished to such counsel all documents and information that they may reasonably request to enable them to pass upon such matters.

(f)           The Placement Agent shall have received on the Closing Date an opinion and a negative assurance letter of Skadden, Arps, Slate, Meagher & Flom LLP, the U.S. counsel for the Company, dated the Closing Date, the content of which is to the satisfaction of the Placement Agent.

(g)          The Placement Agent shall have received on the Closing Date an opinion of Tianyuan Law Firm, the PRC counsel for the Company, the content of which is to the satisfaction of the Placement Agent.

(h)         The Placement Agent shall have received on the Closing Date an opinion of Conyers Dill & Pearman (Cayman) Limited, the Cayman counsel for the Company, the content of which is to the satisfaction of the Placement Agent.

(i)             The Placement Agent shall have received on the Closing Date an opinion and a negative assurance letter of Shearman & Sterling LLP, the U.S. counsel for the Placement Agent, dated the Closing Date, the content of which is to the satisfaction of the Placement Agent.

(j)            The Placement Agent shall have received on the Closing date an opinion of Emmet Marvin & Martin, counsel for the Depositary, an opinion dated the Closing Date, the content of which is to the satisfaction of the Placement Agent.

(k)         The Placement Agent shall have received a certificate of the chief financial officer of the Company, to the effect that the operating data and non-U.S. GAAP financial data as disclosed in the Registration Statement and the Prospectus have been derived from and verified against the Company’s business and accounting records, and that such data or information is true and correct in all respects.

(l)             The Placement Agent shall have received, on each of the date hereof and the Closing Date, a letter dated the date hereof or the Closing Date, as the case may be, in form and substance satisfactory to the Placement Agent, from PricewaterhouseCoopers, independent public accountants, containing statements and information of the type ordinarily included in accountants’ “comfort letters” to the Placement Agent in connection with registered public offering with respect to the financial statements and certain financial information contained in the Registration Statement and the Prospectus; provided that the letter delivered on the Closing Date shall use a “cut-off date” not later than the date hereof.

(m)     The “lock-up” agreements, each substantially in the form of Exhibit A hereto, between the Placement Agent and the directors and executive officers of the Company listed in Schedule 1, in each case relating to sales and certain other dispositions of Ordinary Shares or ADSs or certain other securities of the Company, delivered to the Placement Agent on or before the Closing Date, shall be in full force and effect on the Closing Date.

(n)         The ADS Securities shall have been approved for quotation, subject to official notice of issuance, on the Nasdaq Global Select Market.

All opinions, letters, evidence and certificates mentioned above or elsewhere in this Agreement shall be deemed to be in compliance with the provisions hereof only if they are in form and substance reasonably satisfactory to counsel for the Placement Agent.

7.   Indemnity and Contribution.

(a)                                 The Company agrees to indemnify and hold harmless the Placement Agent and each person, if any, who controls the Placement Agent within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act, from and against any and all losses, claims, damages and liabilities (including, without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such action or claim) caused by any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or any amendment thereof, any issuer free writing prospectus as defined in Rule 433(h) under the Securities Act, any Company information that the Company has filed, or is required to file, pursuant to Rule 433(d) of the Securities Act, or the Prospectus or any amendment or supplement thereto, or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such losses, claims, damages or liabilities are caused by any such untrue statement or omission or alleged untrue statement or omission based upon the Placement Agent’s Information.

(b)                                 The Placement Agent agrees to indemnify and hold harmless the Company, its directors, its officers who sign the Registration Statement and each person, if any, who controls the Company within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act to the same extent as the foregoing indemnity from the Company to the Placement Agent, but only with reference to the Placement Agent’s Information.

(c)                                  In case any proceeding (including any governmental investigation) shall be instituted involving any person in respect of which indemnity may be sought pursuant to Section 7(a) or 7(b), such person (the “indemnified party”) shall promptly notify the person against whom such indemnity may be sought (the “indemnifying party”) in writing.  The indemnifying party will be entitled to participate in such proceeding, and to the extent that it may elect by written notice delivered to the indemnified party promptly after receiving the aforesaid notice from such indemnified party, to assume the defense thereof with counsel satisfactory to such indemnified party.  Whether or not the indemnifying party elects to participate in such proceeding, it shall, upon request of the indemnified party, retain counsel reasonably satisfactory to the indemnified party to represent the indemnified party and any others the indemnifying party may designate in such proceeding and shall pay the fees and disbursements of such counsel related to such proceeding. In any such proceeding, any indemnified party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such indemnified party unless (i) the indemnifying party and the indemnified party shall have mutually agreed to the retention of such counsel or (ii) the named parties to any such proceeding (including any impleaded parties) include both the indemnifying party and the indemnified party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. It is understood that the indemnifying party shall not, in respect of the legal expenses of any indemnified party in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the fees and expenses of more than one separate firm (in addition to any local counsel) for all such indemnified parties and that all such fees and expenses shall be reimbursed as they are incurred. Such firm shall be designated in writing by the Placement Agent, in the case of parties indemnified pursuant to Section 7(a), and by the Company, in the case of parties indemnified pursuant to Section 7(b). The indemnifying party shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final non-appealable judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party from and against any loss or liability by reason of such settlement or judgment. Notwithstanding the foregoing sentence, if at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel as contemplated by the second and third sentences of this paragraph, the indemnifying party agrees that it shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 60 days after receipt by such indemnifying party of the aforesaid request and (ii) such indemnifying party shall not have reimbursed the indemnified party in accordance with such request prior to the date of such settlement. No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened proceeding in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party, unless such settlement (i) includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such proceeding, and (ii) does not include a statement as to, or an admission of, fault, culpability or a failure to act by or on behalf of an indemnified party.

(d)                                 To the extent the indemnification provided for in Section 7(a) or 7(b) is unavailable to an indemnified party or insufficient in respect of any losses, claims, damages or liabilities referred to therein, then each indemnifying party under such paragraph, in lieu of indemnifying such indemnified party thereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (i) in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and the Placement Agent on the other hand from the offering of the Purchased Securities or (ii) if the allocation provided by clause 7(d)(i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause 7(d)(i) above but also the relative fault of the Company on the one hand and of the Placement Agent on the other hand in connection with the statements or omissions that resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations. The relative benefits received by the Company on the one hand and the Placement Agent on the other hand in connection with the offering of the Purchased Securities shall be deemed to be in the same respective proportions as the net proceeds from the offering of the Purchased Securities (before deducting expenses) received by the Company and the placement agency fees received by the Placement Agent, in each case as set forth in the table on the cover of the Prospectus, bear to the aggregate offering price of the Purchased Securities. The relative fault of the Company on the one hand and the Placement Agent on the other hand shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company or by the Placement Agent and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

(e)                                  The Company and the Placement Agent agree that it would not be just or equitable if contribution pursuant to this Section 7 were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to in Section 7(d). The amount paid or payable by an indemnified party as a result of the losses, claims, damages and liabilities referred to in the immediately preceding paragraph shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 7, the Placement Agent shall not be required to contribute any amount in excess of the amount of the fees actually received by the Placement Agent hereunder.  No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The remedies provided for in this Section 7 are not exclusive and shall not limit any rights or remedies which may otherwise be available to any indemnified party at law or in equity.

(f)                                   The indemnity and contribution provisions contained in this Section 7 and the representations, warranties and other statements of the Company contained in this Agreement shall remain operative and in full force and effect regardless of (i) any termination of this Agreement, (ii) any investigation made by or on behalf of the Placement Agent or any person controlling the Placement Agent or by or on behalf of the Company, its officers or directors or any person controlling the Company, and (iii) delivery of and payment for any of the Purchased Securities.

8.   Termination.  This Agreement shall be subject to termination by notice given by the Placement Agent to the Company, if (a) after the execution and delivery of this Agreement and prior to the Closing Date (i) trading generally shall have been suspended or materially limited on or by, as the case may be, any of the New York Stock Exchange or the Nasdaq Global Select Market, (ii) trading of any securities of the Company shall have been suspended on any exchange or in any over-the-counter market, (iii) a general moratorium on commercial banking activities in the United States, New York, London, Hong Kong, the Cayman Islands or the People’s Republic of China shall have been declared by governmental authorities, (iv) a material disruption in securities settlement, payment or clearance services in the United States shall have occurred, or (v) there shall have occurred any outbreak or escalation of hostilities or any change in financial markets or any calamity or crisis that, in the judgment of the Placement Agent, is material and adverse and (b) in the case of any of the events specified in clauses 8(a)(i) through 8(a)(v), such event, singly or together with any other such event, makes it, in the judgment of the Placement Agent, impracticable to proceed with the completion of the sale of and payment for the Securities on the terms and in the manner contemplated in the Prospectus.

9.   Research Analyst Independence.  The Company acknowledges that the Placement Agent’s research analysts and research departments are required to be independent from their respective investment banking divisions and are subject to certain regulations and internal policies, and that such Placement Agent’s research analysts may hold views and make statements or investment recommendations and/or publish research reports with respect to the Company and/or the offering that differ from the views of their respective investment banking divisions.  The Company hereby waives and releases, to the fullest extent permitted by law, any claims that the Company may have against the Placement Agent with respect to any conflict of interest that may arise from the fact that the views expressed by their independent research analysts and research departments may be different from or inconsistent with the views or advice communicated to the Company by such Placement Agent’s investment banking divisions.  The Company acknowledges that the Placement Agent is a full service securities firm and as such from time to time, subject to applicable securities laws, rules and regulations, may effect transactions for its own account or the account of its customers and hold long or short positions in debt or equity securities of the Company; provided, however, that nothing in this Section 9 shall relieve the Placement Agent of any responsibility or liability they may otherwise bear in connection with activities in violation of applicable securities laws, rules and regulations.

10.   No Fiduciary Duty.  The Company acknowledges and agrees that in connection with this offering, sale of the Purchased Securities or any other services the Placement Agent may be deemed to be providing hereunder, notwithstanding any preexisting relationship, advisory or otherwise, between the parties or any oral representations or assurances previously or subsequently made by the Placement Agent: (i) no fiduciary or agency relationship between the Company and any other person, on the one hand, and the Placement Agent, on the other, exists; (ii) the Placement Agent is not acting as an advisor, expert or otherwise, to the Company, including, without limitation, with respect to the determination of the offering price of the Purchased Securities, and such relationship between the Company, on the one hand, and the Placement Agent, on the other, is entirely and solely commercial, based on arms-length negotiations; (iii) any duties and obligations that the Placement Agent may have to the Company shall be limited to those duties and obligations specifically stated herein; and (iv) the Placement Agent and its respective affiliates may have interests that differ from those of the Company. The Company hereby waives any claims that the Company may have against the Placement Agent with respect to any breach of fiduciary duty in connection with the sale of the Purchased Securities.

11.   Notices, Etc.  All statements, requests, notices and agreements hereunder shall be in writing, and:

(a)                                 if to the Placement Agent, shall be delivered or sent by mail or facsimile transmission to Barclays Capital Inc., 745 Seventh Avenue, New York, New York 10019, Attention:  Keith Canton (Fax: +(1) 212 520-9328); and

(b)                                 if to the Company, shall be delivered or sent by mail or facsimile transmission to the address of the Company set forth in the Registration Statement, Attention: Mr. Min Cao, Chief Financial Officer (Fax: +86 (21) 6095-5727).

Any such statements, requests, notices or agreements shall take effect at the time of receipt thereof.  The Company shall be entitled to act and rely upon any request, consent, notice or agreement given or made on behalf of the Placement Agent.

12.   Persons Entitled to Benefit of Agreement.   This Agreement shall inure to the benefit of and be binding upon the Placement Agent, the Company and their respective successors.  This Agreement and the terms and provisions hereof are for the sole benefit of only those persons, except that (A) the representations, warranties, indemnities and agreements of the Company contained in this Agreement shall also be deemed to be for the benefit of the directors, officers and employees of the Placement Agent and each person or persons, if any, who control the Placement Agent within the meaning of Section 15 of the Securities Act and (B) the indemnity agreement of the Placement Agent contained in Section 7(b) of this Agreement shall be deemed to be for the benefit of the directors of the Company, the officers of the Company who have signed the Registration Statement and any person controlling the Company within the meaning of Section 15 of the Securities Act.  Nothing in this Agreement is intended or shall be construed to give any person, other than the persons referred to in this Section 12, any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision contained herein. The term “successors” as used in this Section 12 shall not include any of the Investor.

13.   Survival.  The respective indemnities, representations, warranties and agreements of the Company and the Placement Agent contained in this Agreement or made by or on behalf of them, respectively, pursuant to this Agreement, shall survive the delivery of and payment for the Purchased Securities and shall remain in full force and effect, regardless of any investigation made by or on behalf of any of them or any person controlling any of them.

14.   Definition of the Term “Business Day”.  For purposes of this Agreement, “business day” means any day other than a Saturday, Sunday or other day on which commercial banks in New York, New York, the Cayman Islands and the People’s Republic of China are authorized or required by law to remain closed.

15.   Governing Law and Submission to Jurisdiction.  This Agreement shall be governed by and construed in accordance with the laws of the State of New York.  The Company and the Placement Agent hereby irrevocably and unconditionally consent to submit to the exclusive jurisdiction of the courts of the State of New York and of the United States District Courts located in the City of New York for any lawsuits, actions or other proceedings arising out of or relating to this Agreement and agree not to commence any such lawsuit, action or other proceeding except in such courts.  The Company irrevocably appoints JA Solar USA Inc. (2570 North First Street, Suite 360, San Jose, California 95131, USA), as its authorized agent in the Borough of Manhattan in The City of New York upon which process may be served in any such suit or proceeding, and agrees that service of process in any manner permitted by applicable law upon such agent shall be deemed in every respect effective service of process in any manner permitted by applicable law upon the Company in any such suit or proceeding.  The Company and the Placement Agent hereby irrevocably and unconditionally waive any objection to the laying of venue of any lawsuit, action or other proceeding arising out of or relating to this Agreement in the courts of the State of New York or the United States District Courts located in the City of New York, and hereby, to the extent permitted by law, further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such lawsuit, action or other proceeding brought in any such court has been brought in an inconvenient forum.

16.   Counterparts.    This Agreement may be executed in one or more counterparts and, if executed in more than one counterpart, the executed counterparts shall each be deemed to be an original but all such counterparts shall together constitute one and the same instrument.

17.   Headings.    The headings herein are inserted for convenience of reference only and are not intended to be part of, or to affect the meaning or interpretation of, this Agreement.

If the foregoing correctly sets forth the agreement between the Company and the Placement Agent, please indicate your acceptance in the space provided for that purpose below.

Very truly yours,

JA SOLAR HOLDINGS CO. LTD.

		By:	/s/ Min Cao
Name: Min Cao
Title: Chief Financial Officer

Accepted:

BARCLAYS CAPITAL INC.

By:	/s/ Paul Robinson
Authorized Representative